KH 2/15

SEC Mail Processing Section
FEB 14 2011
Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Wise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 100
(No. and Street)

Irvine (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Jager (949) 852-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haskell & White LLP
(Name – *if individual, state last, first, middle name*)

8001 Irvine Center Drive, Suite 300 (Address) Irvine (City) California (State) 92618 (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015600

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/16

OATH OR AFFIRMATION

I, Fred Jager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 10th day of February,

20 11 by Fred G. Jager,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Brian L Huang
Signature

(Notary seal)

BRIAN L. HUANG
COMM. # 1896886
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires July 25, 2014

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audit Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages _____ Document Date _________

____
(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

Hunter Wise Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

As of and for the Year Ended December 31, 2010

Financial Statements
(with Report of the Independent Registered Public Accounting Firm)

Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

As of and for the Year Ended December 31, 2010

HUNTER WISE SECURITIES, LLC

Table of Contents

HASKELL
&
WHITE LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Hunter Wise Securities, LLC

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2010 and the results of its operations and its cash flows for of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
February 4, 2011

8001 IRVINE CENTER DRIVE
SUITE 300 • IRVINE, CA 92618
949 450 6200 FAX 949 450 6201
www.hwcpa.com

HUNTER WISE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2010

ASSETS

Cash	$	66,181
Commission receivable		1,000
Prepaid expenses and other assets		120,122
Total assets	$	187,303

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	38,913
Total liabilities		38,913
Commitments and contingencies (Note 3)		
Member's equity		148,390
Total liabilities and member's equity	$	187,303

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2010

Revenues:		
Commission income	$	2,041,073
Investment advisory fees		26,000
Related party commission income (Note 2)		62,500
Total revenues		2,129,573
Expenses:		
Brokerage fees (Note 2)		1,872,574
Professional fees		28,851
Management fees (Note 2)		18,000
Other expenses		44,640
Total expenses		1,964,065
Net income	$	165,508

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

		Member's Equity
Balance at December 31, 2009	$	102,882
Distributions to member		(120,000)
Net income		165,508
Balance at December 31, 2010	$	148,390

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net income	$	165,508
Increase (decrease) in cash from changes in assets and liabilities:		
Commission receivable		(1,000)
Prepaid expenses and other assets		(61,645)
Accounts payable and accrued expenses		23,233
Net cash provided by operating activities		126,096
Cash flows from financing activities:		
Distributions to member		(120,000)
Net cash used in financing activities		(120,000)
Net increase in cash and cash equivalents		6,096
Cash and cash equivalents, beginning of year		60,085
Cash and cash equivalents, end of year	$	66,181
Supplemental disclosures of cash flow information:		
Cash paid for income taxes, net of refund of $2,999	$	3,051

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2010

1. Basis of Presentation and Summary of Significant Accounting Policies

Business Structure and Nature of Operations

Hunter Wise Securities, LLC (the "Company"), was organized in the State of California on May 1, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company's focus is maximizing corporate value through facilitating liquidity events ranging from raising equity and placing debts to the sale of privately owned businesses and small-cap public companies.

The Company's sole member is Hunter Wise Financial Group, LLC (the "Parent").

The Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. The Parent has elected to be treated as a partnership for income tax purposes. Therefore, the members of the Parent are taxed on their shares of the Company's taxable income and no provision or liability for Federal income taxes is included in these financial statements. The Company is subject to gross receipts taxes and franchise fees in the state of California. Such taxes and fees are not material to the financial statements.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Investment advisory fee revenue is recognized as earned on a pro rata basis over the term of the contract. Commission revenue and brokerage fees are recorded on a sale-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined and collectible.

1. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Revenue and Expenses (continued)

Certain revenue and commission agreements are signed jointly by the Company and Parent. The terms of the contracts generally do not specify the allocation of compensation between the Company and the Parent. The Parent, as sole member, directs the amount of revenue and commissions allocated to each entity. Generally, success fees are allocated to the Company and advisory fees and any additional equity consideration, such as stock and/or warrants, are allocated to the Parent. However, as the soled member, the Parent has complete discretionary authority in determining the allocation.

Cash

For purposes relating to the statement of cash flows and classification on the statement of financial condition, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in major banks. At various times during the year ended December 31, 2010, the Company's cash balances exceed the Federal Deposit Insurance Corporation ("FDIC") insured limits of $250,000 per qualified account. The Company has not experienced and does not anticipate any losses relating to these amounts.

Subsequent Events

The Company's management evaluated subsequent events through February 4, 2011.

2. Related Party Transactions

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2010 the Company incurred $18,000 in administrative expenses paid to the Parent.

The Company had brokerage fees of $1,872,574 for the year ended December 31, 2010 of which $187,400 was paid to the Parent.

The Company also received $62,500 in investment advisory fees during the year ended December 31, 2010 from a limited liability company in which the Parent is a member.

3. Commitments and Contingencies

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counter-party or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counter-parties.

Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $24,642, which was $19,642 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($38,913) to net capital was 1.58 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer. See Supplemental Schedule I.

SUPPLEMENTAL INFORMATION

HUNTER WISE SECURITIES, LLC

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of Net Capital

Total member's equity		$ 148,390
Less: Non-allowable assets		
Prepaid expenses and other assets	(120,122)	
Commission receivable	(1,000)	
Foreign bank deposits	(2,626)	
Total non-allowable assets		(123,748)
Net capital		24,642

Computation of Net Capital Requirements

Minimum net capital requirements (6 2/3 percent of net aggregate indebtedness)	2,594	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 19,642
Ratio of aggregate indebtedness to net capital	1.58 : 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2010.

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2010

A computation of reserve requirement is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 As of December 31, 2010

Information relating to possession or control requirements is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.

Schedule of Assessment and Payments
Required by SEC Rule 17a-5(e)(4)

Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

For the Year Ended December 31, 2010

HUNTER WISE SECURITIES, LLC

Table of Contents

HASKELL
&
WHITE LLP

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION

To the Management and Member
Hunter Wise Securities, LLC
2361 Campus Drive, Suite 100
Irvine, CA 92612

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Hunter Wise Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2010 with respective cash disbursement records entries (check copies and bank statements, as applicable), noting no differences;

2. Compared the total revenue amount reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITIY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
February 4, 2010

HUNTER WISE SECURITIES, LLC

Schedule of Assessment and Payments
Required Under Rule 17a-5(e)(4)

For the Year Ended December 31, 2010

General assessment per Form SIPC-7		$ 5,324
Less: payments		
July 12, 2010 with Form SIPC-6	$ (1,991)	
January 31, 2011 with Form SIPC-7	(3,333)	
Total payments		(5,324)
Total assessment balance due		$ -

See independent accountants' report.

EXHIBIT

As Originally Filed

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended DEC 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052660 FINRA DEC
HUNTER WISE SECURITIES LLC 21*21
2361 CAMPUS DR STE 100
IRVINE CA 92612-1423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRED G JAGER (949) 852-1700

2. A. General Assessment (item 2e from page 2)		$ 5,324
B. Less payment made with SIPC-6 filed (exclude interest) JULY 12, 2010 Date Paid		(1,991)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3,333
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,333
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,333	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HUNTER WISE SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT AND CEO
(Title)

Dated the 31 day of JANUARY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

See independent accountants' report.

As Originally Filed

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,129,573
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,129,573
2e. General Assessment @ .0025	$ 5,324
	(to page 1, line 2.A.)

See independent accountants' report.